FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 4, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic launches fan favourite Street FighterTM IV in new game pack

Latest game pack also features exciting African safari and alien-themed video slots

August 4, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has launched a new downloadable game lineup that features a video slot version of the world-famous Street Fighter™ IV. The new game pack also features video slot games Savannah Sunrise, Cleo “Crazy Jackpots”™, Area 21 and updated versions of perennial favourites Caribbean Stud Poker, American Roulette and Video Poker.

The games initially will be available exclusively at www.intercasino.com, www.casinojoy.com, www.dtdcasinos.com, www.1casino.com and www.lottery.co.uk.

“Today, CryptoLogic leads the way with even more great games, including another brand with proven global appeal in Street Fighter IV,” said Brian Hadfield, CryptoLogic’s President and CEO. “One of CryptoLogic’s strengths is the way we partner with some of the world’s most popular entertainment brands to deliver a powerful experience for players – and ultimately profitability for our licensees and our shareholders.”

Street FighterTM IV

CryptoLogic redefines the fighting slot game genre with the new Street Fighter IV video slot game. Street Fighter IV is one of the most popular video games of 2009, with millions of copies sold since its debut in February. CryptoLogic’s new video slot game promises to match this extraordinary gaming experience.

Players spin the reels for a chance to play the bonus round, where they can select from four different interactive rounds. Players select their favourite character and face off against an opponent for a chance to win free games and cash prizes. Players can play up to 25 lines and have the chance to win up to 5,000 times their maximum bet.

Savannah Sunrise

Take a ride on the wild side as CryptoLogic introduces its first 243 “all-ways” video slot game. Set in the gorgeous backdrop of the African Safari, Savannah Sunrise presents a more exciting way to play, where instead of being constrained by the number of paylines, players’ payouts are based on the reels they bet.

This means that all symbols act as adjacent scatters and any adjacent symbol combination then offers a win. Line up three or more scattered tree symbols and activate 20 free games and up to a 15 times multiplier. Players can place bets in a range from 0.05 to 125 per spin.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

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Cleo “Crazy Jackpots”

The wondrous Pyramids and Caesar’s temptress should make this Ancient Egyptian-themed video slot game an instant favourite. Cleo is the world’s first nine-jackpot video slot game, with each jackpot attached to a payline. Each selected payline may win the corresponding jackpot when five Cleopatra symbols appear on a selected line.

The amount wagered per line determines the size of the jackpots to be won. Trigger the bonus feature round by lining up three or more scattered pyramid symbols for a chance to win cash prizes and multipliers.

Area 21

It’s an alien world in CryptoLogic’s latest 25-payline slot game. In Area 21’s feature, players test their blackjack skills against an alien dealer. Players move through interactive bonus rounds where they can win up to 25 free spins with a five times multiplier and have the option to play from 0.01 to 500 per spin.

Other games

CryptoLogic has also launched updated versions of some of its perennial favourites, including Caribbean Stud Poker, American Roulette and Video Poker.

“CryptoLogic has a stellar line up of branded gaming content, and today’s launch of Street Fighter IV and these other innovative games strengthens our competitive advantage,” said Justin Thouin, CryptoLogic’s Vice President.

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

STREET FIGHTER is either a registered trademark or trademark of CAPCOM U.S.A., INC. in the United States or other countries. Used under license from Capcom Entertainment, Inc. All rights reserved.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.